UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Groupon, Inc.

(Name of Issuer)

Common stock, par value $0.0001

(Title of Class of Securities)

399473107

(CUSIP Number)

July 19, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 399473107

1	NAMES OF REPORTING PERSONS PAR Investment Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,504,500
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 1,504,500
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,504,500
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 399473107

1	NAMES OF REPORTING PERSONS PAR Group II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,504,500
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 1,504,500
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,504,500
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 399473107

1	NAMES OF REPORTING PERSONS PAR Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 1,504,500
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 1,504,500
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,504,500
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1(a) Name of issuer.

Groupon, Inc.

Item 1(b) Address of issuer’s principal executive offices.

600 West Chicago Avenue, Suite 400

Chicago, Illinois

Item 2(a) Name of person filing.

PAR Investment Partners, L.P.

PAR Group II, L.P.

PAR Capital Management, Inc.

Item 2(b) Address or principal business office or, if none, residence.

PAR Capital Management, Inc.

200 Clarendon Street, FL 48

Boston, MA 02116

Item 2(c) Citizenship.

State of Delaware

Item 2(d) Title of class of securities.

Common stock, par value $0.0001

Item 2(e) CUSIP No.

399473107

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

Not applicable

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

Each reporting person: 1,504,500

(b) Percent of Class:

Each reporting person: 5.2%

(c) (1) Number of shares as to which each reporting person has:

(i) sole power to vote or to direct the vote 1,504,500

(ii) shared power to vote or to direct the vote 0

(iii) sole power to dispose or to direct the disposition of 1,504,500

(iv) shared power to dispose or to direct the disposition of 0

Item 5. Ownership of 5 Percent or Less of a Class.

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

The sole general partner of PAR Investment Partners, L.P. is PAR Group II, L.P. The sole general partner of PAR Group II, L.P., is PAR Capital Management, Inc. Each of PAR Group II, L.P. and PAR Capital Management, Inc. may be deemed to be the beneficial owner of all shares held directly by PAR Investment Partners, L.P.

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Exhibits.

Exhibit 99.1: Joint filing agreement dated July 29, 2021.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 29, 2021
PAR INVESTMENT PARTNERS, L.P.

	By:	PAR Group II, L.P.
its general partner
	By:	PAR Capital Management, Inc.
its general partner

	By:	/s/ Steven M. Smith
Steven M. Smith, Chief Operating Officer

PAR GROUP II, L.P.

	By:	PAR Capital Management, Inc.
its general partner

	By:	/s/ Steven M. Smith
Steven M. Smith, Chief Operating Officer

PAR CAPITAL MANAGEMENT, INC.

	By:	/s/ Steven M. Smith
Steven M. Smith, Chief Operating Officer